UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Masterbeat Corp.
(Exact name of Registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	84-2257920 (I.R.S. Employee Identification No.)
5178 Stefan Ridge Way Buford, Georgia 30519 (Address of principal executive offices)	(603) 459-9378 (Registrant's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock

Masterbeat Corporation

Consolidated Balance Sheet (Unaudited)

As of June 30, 2022 and June 30, 2021

Assets:	June 30, 2022	June 30, 2021
Current Assets:
Cash and Cash Equivalents	$40,448	$592,932
Accounts Receivable	14,000	–
Investments	62,075	45,500
Prepaids	41,967	9,515
Total Current Assets	158,490	647,947

Real Estate, net of depreciation ($0)	1,968,634	375,475

Loan Fees	–	–
Total Assets	$2,127,124	$1,023,422

Liabilities:
Current Liabilities:
Accounts Payable	$12,643	$626
Accrued Salaries and Wages	630,000	–
Due to Related Party	–	2,501
Convertible Debt	78,500	58,500
Derivative Liability	89,856	89,856
Loan Payable	1,210,418	896,100
Mortgage Payable	374,000	–
Accrued Liabilities	57,024	21,354
Total Current Liabilities	2,452,441	1,068,937

Economic Injury Disaster Loan	229,900	–
Mortgage Payable
Total Long Term Liabilities	229,900	–

Total Liabilities	2,682,341	1,068,937
Shareholders Deficit:
Preferred Shares, par value $0.0001 per share, 25,000,000 Authorized, 20,000,000 issued and outstanding as of June 30, 2022; par value $0.0001 per share, 25,000,000 Authorized, 20,000,000 issued and Outstanding as of June 30, 2021	2,000	2,000
Common Shares, par value $0.0001 per share, 3,000,000,000 Authorized, 1,073,361,015 issued and outstanding as of June 30, 2022; par value $0.0001 per share, 850,000,000 Authorized, 633,293,815 issued and Outstanding as of June 30, 2021	107,336	63,329
Additional Paid in Capital	2,157,506	1,842,506
Accumulated Deficit	(2,822,059)	(1,953,350)
Total Shareholders Deficit$	(555,217)	(45,515)
Total Deficit	(555,217)	(45,515)
Total Liabilities and Shareholders Deficit	$2.127.124	$1,023,422

The Accompanying notes are an integral part of these financial statements

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Masterbeat Corporation

Consolidated Statement of Operations (Unaudited)

For the Six Months Ending June 30, 2022 and June 30, 2021

	Six Months Ending	Six Months Ending
	June 30, 2022	June 30, 2021
Revenues	$–	$52,924

Selling, General and Administrative Expenses	651,573	128,722
Depreciation and Amortization	7,480	–
Total Expenses	659,053	128,722

Income/(Loss) from Operations	(659,053)	(75,798)

Other Income/Expense:
Interest Expense	23,647	71,663
(Gain)/Loss on Derivative Liability	–	38,512
Gain/(Loss) on Sale of Investment	–	–
Gain/(Loss) on Sale of Real Estate	–	(409,916)
Total Other Income/(Expense)	(23,647)	299,741

Net Income/(Loss) before provision for Income Taxes	(682,700)	223,943

Net Income Attributable to Non Controlling Interest	–	(29,715)

Net Income/(Loss)	$(682,700)	$(194,228)

Weighted-average common shares outstanding	1,073,361,015	477,260,666
Income/(Loss) per Share	$0.0006	$0.0001

The Accompanying notes are an integral part of these financial statements

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Masterbeat Corporation

Consolidated Statement of Operations (Unaudited)

For the Three Months Ending June 30, 2022 and June 30, 2021

	Three Months Ending	Three Months Ending
	June 30, 2022	June 30, 2021
Revenues	$–	$9,046

Selling, General and Administrative Expenses	643,025	91,497
Depreciation and Amortization	3,740
Total Expenses	646,765	91,497

Income/(Loss) from Operations	(646,765)	(82,451)

Other Income/Expense:
Interest Expense	(11,114)	69,951
(Gain)/Loss on Derivative Liability	–	(3,047)
Gain/(Loss) on Sale of Investment	–	–
Gain/(Loss) on Sale of Real Estate	–	(409,916)
Total Other Income/(Expense)	(11,114)	(343,012)

Net Income/(Loss) before provision for Income Taxes	(657,879)	260,561

Net Income Attributable to Non Controlling Interest	(4,941)	–

Net Income/(Loss)	$(657,879)	$255,620

Weighted-average common shares outstanding	1,073,361,015	541,096,013
Income/(Loss) per Share	$0.0006	$0.0005

The Accompanying notes are an integral part of these financial statements

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Masterbeat Corporation

Consolidated Statement of Cash Flows (Unaudited)

For the Six Months Ending June 30, 2022 and June 30,2021

	Six Months Ending	Six Months Ending
	June 30, 2022	June 30, 2021
Cash Flow From Operating Activities:
Net Income/(Loss)	$(682,700)	$233,943
Depreciation	–	11,788
(Gain)/Loss on Sale of Real Estate	–	(409,916)
(Gain)/Loss on Derivative Liability	–	38,512
Change in Accounts Receivable	–	(4,960)
Change in Prepaid Assets	(31,967)	–
Change in Accounts Payable	(52,417)	–
Change in Accrued Liabilities	644,729	303,675
Net Cash Flows from Operating Activities	(122,355)	173,042

Investing Cash Flows:
Change in Investments	(16,575)	–
Change in Loan Fees	7,480	–
Sale of Real Estate	–	1,400,000
Purchase of Real Estate	(397,946)	(375,475)
New Cash Flows from Investing Activities	(407,041)	1,024,525

Financing Cash Flows:
Change in Convertible Debt	–	7,500
Change in Loan Payable	368,918	896,100
Change in Mortgage Payable	–	(845,853)
Change in Common Stock	35,000	–
Change In Additional Paid In Capital	315,000	–
Change in Non Controlling Interest	–	–
Change in Related Party	(153,017)	(369,053)
Total Financing Cash Flows	565,901	(311,306)

Increase/(Decrease) in Cash Equivalents	$36,505	$540,177

Beginning Cash Balance	$3,943	$52,755

Ending Cash Balance	$40,448	$592,932

The Accompanying notes are an integral part of these financial statements

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Masterbeat Corporation

Consolidated Statement of Stockholders’ Equity (Unaudited)

For the Six Months Ending June 30, 2022

	Preferred Stock		Common Stock		Non- controlling	Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	interest	Capital	Deficit	Total
Balance 12/31/18	20,000,000	$2,000	44,893,815	$4,489	$–	$58,404	$(587,321)	$(522,428)
Conversion of Debt			25,900,000	2,590		23,310		25,900
Resolution of Derivative Liability						1,094,518		1,094,518
Net Income/(Loss)							(2,392,342)	(2,392,342)
Balance 12/31/19	20,000,000	$2,000	70,793,815	$7,079	$–	$1,176,232	$(2,979,663)	$(1,794,352)

Conversion of Debt			299,500,500	29,950	–	231,700		261,650
Resolution of Derivative Liability						434,574		434,574
Net Income/(Loss)					258		831,826	832,048
Balance 12/31/20	20,000,000	$2,000	370,294,315	$37,029	$(258)	$1,842,506	$(2,147,579)	$(266,302)

Sales of NCI					(29,457)			(29,457)
Resolution of Derivative Liability			263,000,000	26,300				26,300
Conversion of Debt			90,067,200	9,007				9,007
Net Income/(Loss)					29,715		8,221	8,221
Balance 12/31/21	20,000,000	$2,000	723,361,515	$72,336	$0	$1,842,506	$(2,139,358)	$(222,516)

Sales of Common Stock			350,000,000	35,000	–	315,000		350,000
Net Income/(Loss)							(682,700)	(682,700)
Balance 06/30/22	20,000,000	$2,000	1,073,361,015	$107,336	$0	$2,157,506	$(2,822,059)	$(555,217)

The Accompanying notes are an integral part of these financial statements

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Masterbeat Corporation

Notes to Financial Statements

For the Six Months ending June 30, 2022

NOTE 1 - NATURE OF BUSINESS

ORGANIZATION

Masterbeat Corporation (“Masterbeat or the “Company”) was incorporated in the state of Delaware on May 17, 2007 as Green Mountain Recovery, Inc. On December 18, 2009, Masterbeat entered into a Share Exchange Agreement with Masterbeat, LLC, formerly a California Limited Liability company, to become Masterbeat Corporation.

On March 6, 2014, the company filed a 15-15D to terminate the Company’s reporting responsibilities with the Securities Exchange Commission. During this time, the majority of the Company’s assets, including subsidiaries, were liquidated and the majority of outstanding liabilities were settled. Starting in March 2014, the Company operated as a business-consulting firm until June 2019. After several changes in management (2014 – 2019), the Company appointed Josh Tannariello as its CEO and sole executive officer, in June 2019.

The Company specializes in hard, tangible asset acquisitions with an intense focus on real estate, precious metals and other tangible assets. The Company started SBQ Holdings, LLC, a Florida limited liability company, to handle its assets operations. The Company believes its progressive approach to an old school model, especially in this market based on fragile earnings multiples and uncertainty, to acquire hard, tangible assets will not only offer long term capital appreciation but also deliver revenues, profits and self-sustainability.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has $40,448 of cash on hand, a stockholders’ deficit of $555,217 with an accumulated Deficit of $2,822,059 and current period revenues of $0.00 from property management operations. The Company cannot be certain that it will be successful in its various growth strategies.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CONSOLIDATIONS

Masterbeat Corporation owns 70% of its subsidiary SBQ, LLC. The remaining 30% is owned by its current Chief Executive Officer.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of six months or less.

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FINANCIAL INSTRUMENTS

The Company’s balance sheet includes certain financial instruments, primarily, cash, accounts receivable, inventory, accounts payable, and debt to related parties. The carrying amounts of current assets and current liabilities approximate their fair value due to the relatively short period of time between the origination of these instruments and their expected realization.

CONCENTRATIONS AND CREDIT RISKS

The Company’s financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable.

Cash - The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

PROPERTY, EQUIPMENT AND LONG-LIVED ASSETS

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets utilizing the straight method. Maintenance and repairs are expensed as incurred. Expenditures, which significantly increase value or extend useful asset lives are capitalized. When property or equipment is sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation period or the undepreciated balance is warranted. Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.

SHARE-BASED COMPENSATION

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share- based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values.

That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers.

INCOME TAXES

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were off-set by a 100% valuation allowance, therefore there has been no recognized benefit as of the release of these financial statements.

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COMMITMENTS AND CONTINGENCIES

The Company follows ASC 450-20, “Loss Contingencies,” to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(LOSS) EARNINGS PER SHARE

Basic EPS is calculated by dividing net income (loss) available to common stockholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted EPS is calculated based on the net income (loss) available to common stockholders and the weighted average number of shares of common stock outstanding during the period, adjusted for the effects of all potential dilutive common stock issuances related to options, warrants, restricted stock units and convertible preferred stock. The dilutive effect of our share-based awards and warrants is computed using the treasury stock method, which assumes all share-based awards and warrants are exercised and the hypothetical proceeds from exercise are used to purchase common stock at the average market price during the period. The incremental shares (i.e., the difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation. The dilutive effect of our convertible preferred stock is computed using the if-converted method, which assumes conversion at the beginning of the year. However, when a net loss exists, no potential common stock equivalents are included in the computation of the diluted per-share amount because the computation would result in an anti-dilutive per-share amount.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share for the six months ended June 30, 2022 and June 30, 2021 were as follows:

	June 30, 2022	June 30, 2021
Total Convertible Debt	$37,732,935	$61,085,824

NOTE 3 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by accounting standards to allow recognition The Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%. The Company experienced a change in control subsequent to the balance sheet date and therefor no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

The cumulative tax effect at the expected rate of 21% of significant items comprising the Company’s net deferred tax amount is as follows:

	June 30, 2022	June 30, 2021
Deferred tax asset attributable to:
Net Operating Loss	$682,700	$90,000
Valuation Allowance	$(682,700)	$(90,000)

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carry forwards that is more likely-than-not to be realized from future operations. The Company has chosen to provide an allowance of 100% tax loss carry forwards, regardless of their time of expiry.

No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 2020, the Company has net operating loss carry forwards, which expire commencing in 2035, totaling approximately $70,000, the benefit of which has not been recorded in the financial statements.

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NOTE 4 – REAL ESTATE

On September 28, 2020, the Company purchased a real estate property at 246 Driftwood Road, Miramar Beach, FL 32550 from its Chief Executive Officer. The Company agreed to a promissory note of $220,000 which was loaned by its Chief Executive Officer for the down payments of the property and assumed a 30 mortgage in the amount of $880,000 with a 7 year ARM at 5.125%. On May 3, 2021, the Company sold the property at 246 Driftwood Road, Miramar Beach, FL 32550 for $1,400,000.

On July 20, 2021, the Company purchased a real estate property at Baird Road, Santa Rosa Beach, FL 32459 for $965,765.50. The Company assumed a 12 month interest only mortgage in the amount of $374,000.

Real Estate at June 30, 2022 and June 30, 2021 consists of:

	June 30,2022	June 30, 2021
Real Estate	$1,968,634	$375,475
Less Accumulated Depreciation	–	–
Property, Plant and Equipment, Net	$1,968,634	$375,475

NOTE 5 – CONVERTIBLE NOTE PAYABLE AND DERIVATIVE LIABILITIES

On September 18, 2015, the Company and Braeden Storm Enterprises, Inc. (“Braeden”) entered into an unsecured convertible notes payable for $210,000 with a conversion price of $0.0001. On May 29, 2019, the Company and Braeden amended the convertible note to include interest accruing at 10% commencing September 18, 2015 and a conversion price of the lower of $0.001 or 50% of the lowest per share market value of the ten (10) trading days immediately preceding the conversion date.

On June 15, 2020, July 7, 2020, July 8, 2020, December 17, 2020 and March 18, 2021 the Company and Braeden entered into unsecured convertible notes payable for $6,000, $15,000, $15,000, $15,000 and $7,500, respectively with a conversion price of the lowest bid of the prior 3 trading days.

The Company had conversions of $0 in principal and $72,336 in accrued interest during the six months ended June 30, 2022. Total principal due at June 30, 2022 is $78,500 with an unamortized discount of $0 with a resulting balance of $78,500.

Due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options embedded in the Convertible Promissory Notes, the options are classified as derivative liabilities and recorded at fair value.

Derivative Liability:

As of June 30, 2022 and June 30, 2021, the fair values of the conversion options on the convertible notes were determined to be $89,856 and $89,856, respectively using a Black-Scholes option-pricing model. During the six months ended June 30, 2022 and 2021, there was a loss on mark-to-market of the conversion options of $0 and $0, respectively. During the six months ended June 30, 2022, the gain on derivative liability was $0 and during the six months ended June 30, 2021, the gain on derivative liability was $38,512

The following table summarizes the derivative liabilities included in the consolidated balance sheet as of June 30, 2022:

June 30, 2022
Beginning Balance	$89,856
Day on loss on fair value	–
Gain on change in fair value	–
Ending Balance	$89,856

Pursuant to ASC 815, “Derivatives and Hedging,” the Company recognized the fair value of the embedded conversion feature of all the notes. At June 30, 2022, respectively, the initial fair value of the derivative liability was determined using the Black Scholes option pricing model with a quoted market price of $0.0027 to $0.0275, a conversion price between $0.0001, expected volatility of 263% to 297%, no expected dividends, an expected term of one year and a risk-free interest rate of 0.0003% to 0.125%.

During the six months ended June 30, 2022 and 2021, the Company recorded amortization of debt discount of $0.

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NOTE 6– FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, “Fair Value Measurements”, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, and due to related party. Pursuant to ASC 820, the fair value of the Company's cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company’s financial assets and liabilities measured at fair value on June 30, 2022.

	Level 1	Level 2	Level 3	Total
Assets	$–	$–	$–	$–
Liabilities	–	–	–	–
Derivative Financial Instruments	$–	$–	$89,856	$89,856

The following table sets forth by level with the fair value hierarchy the Company’s financial assets and liabilities measured at fair value on June 30, 2021.

	Level 1	Level 2	Level 3	Total
Assets	$–	$–	$–	$–
Liabilities	–	–	–	–
Derivative Financial Instruments	$–	$–	$89,856	$89,856

NOTE 7- RELATED PARTIES

As of June 30, 2022, the current Chief Executive Officer owes the company $0 for advances made from the Company.

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NOTE 8- EQUITY

At the end of the period represented by this disclosure document, the Company is authorized to issue 25,000,000 shares of $0.001 par value Preferred Stock, of which, 20,000,000 shares of $0.0001 par value convertible Preferred Series A stock are designated and issued. Each share of convertible Preferred Series A Stock is convertible into 10 shares of common stock, has 100 votes, has no dividend rights except as may be declared by the Board of Directors, and has a liquidation preference of $1.00 per share.

The company was authorized to issue 3,000,000,000 shares of $0.0001 par value common stock.

During the twelve months ended December 31, 2019, the company has issued 25,900,000 new shares for the conversion of $25,900 in principal and interest on convertible debt bringing the total outstanding shares to 70,793,815.

During the twelve months ended December 31, 2020, the company has issued 299,500,000 new shares for the conversion of $261,650 in principal and interest on the convertible debt bringing the total outstanding shares to 370,293,815.

During the twelve months ended December 31, 2021, the company issued 353,067,200 new shares for the conversion of $35,306 in principal and interest on the convertible debt bringing the total outstanding shares to 723,361,015.

During the six months ended June 30, 2022, the company issued 350,000,000 new shares for the conversion of $35,000 in Cash bringing the total outstanding shares to 1,073,361,015.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buford, State of Georgia, on August 16, 2022.

(Exact name of issuer as specified in its charter): Masterbeat Corp.

By (Signature and Title):	/s/ Josh Tannariello
Josh Tannariello Chief Executive Officer (Principal Executive Officer) and Director

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature):	/s/ Josh Tannariello
Josh Tannariello
(Title):	Chief Executive Officer and Director

(Date):	August 16, 2022

SIGNATURES OF DIRECTORS:

/s/ Josh Tannariello	August 16, 2022
Josh Tannariello	Date

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